Registration Number. 333-126835
Rule 424(b)(3)
Supplement Dated August 7, 2006
to Prospectus Dated May 5, 2006
REGEN BIOLOGICS, INC.
     This prospectus supplement (the “Supplement”) is part of, and should be read in conjunction with, the prospectus dated May 5, 2006 (as previously supplemented by the supplement dated May 11, 2006, together the “Prospectus”) relating to the registration of certain shares of common stock of ReGen Biologics, Inc. (the “Company”) held by the selling stockholders described in the Prospectus.
     You should read this Supplement in conjunction with the Prospectus. This Supplement updates certain information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Supplement supercedes the information contained in the Prospectus.
•	ReGen Biologics, Inc. (the “Company”) provided an update indicating feedback was received from the FDA with respect to its 510(k) submission for its collagen scaffold device. In a letter, the FDA indicated that the device is not substantially equivalent (NSE) to existing Class II devices already in receipt of FDA clearance. The Company has submitted an appeal, believing that it has clearly demonstrated the safety and substantial equivalence of its device. The appeal serves to reopen the 510(k) file for a supervisory review and a potential reversal of the NSE decision. The Company intends to vigorously pursue the appeal and all alternatives available to ensure that the device is cleared for marketing in the United States through the least burdensome regulatory pathway.

The Company will provide further information regarding the status of the 510(k) submission as soon as it has more definitive information with regard to its appeal.